SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2010

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.
Corporate Taxpayers’ ID (CNPJ/MF) No. 01.545.826/0001 -07
NIRE 35.300.147.952

Publicly-Held Company

Notice to the Market

PAYMENT OF FRACTIONAL SHARES RESULTING FROM THE MERGER OF SHARES

Gafisa S.A. (“Company”), further to the Notice to Shareholders published on December 31st, 2009, informs its shareholders that the fractional shares resulting from the merger, by the Company, of the totality of the outstanding shares issued by Construtora Tenda S.A. (Corporate Taxpayers’ ID (CNPJ/MF) nº 71.476.527/0001 -35), approved by the shareholders in the Extraordinary General Meeting of December 30th, 2009 (“Merger of Shares”), have been consolidated in whole numbers and sold in an auction at the São Paulo’s Stock Exchange (BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”)) on February 22, 2010. In this auction, 1,616 common shares, all book-entry and without par value, were sold for the net amount of R$27.349238 per common share, which is equal to R$13.674619 per share after the split approved in the Extraordinary General Meeting of February 22, 2010, in the proportion of 1:2, which as implemented in February 23, 2010. Such amount will be made available to the shareholders on March 4, 2010, in the proportion of the fractional shares to which they are entitled as a result of the Merger of Shares, as follows:

a)
the shareholders who have already appointed a bank account for the payment of dividends, will have the amount correspondent to the sale of the fractions of shares automatically and directly credited by Itaú Corretora de Valores S.A. in such bank account;

b)	the amounts owed to shareholders who have not appointed a bank account or whose records are outdated will be held at their disposal with Banco Itaú S.A.; and

c)	the shareholders whose shares are deposited with BM&FBOVESPA will receive the amounts resulting from the sale of the fractions through their custody agents.

São Paulo, March 2, 2010

GAFISA S.A.
Alceu Duilio Calciolari
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 02, 2010

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.